             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      P.A.M. TRANSPORTATION SERVICES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   693149 10 6
                                   -----------
                                 (CUSIP Number)

                             HELEN T. FERRARO, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            3343 PEACHTREE ROAD, N.E.
                                   SUITE 1800
                             ATLANTA, GEORGIA 30326
                                 (404) 264-2631
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               DECEMBER 23, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                                Page 1 of 8 Pages

CUSIP No. 693149 10 6           SCHEDULE 13D   Page     2    of     8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Matthew T. Moroun
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          See Item 3.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,515,713
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,092,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,515,713
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,092,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          5,607,713
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          68.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 693149 10 6           SCHEDULE 13D   Page     3    of      8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Norman E. Harned
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          See Item 3.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,092,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,092,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,092,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          38.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

           This filing relates to the Common Shares, par value $.01 per share (the "Common Shares"), of P.A.M. Transportation Services, Inc., a Delaware corporation (the "Issuer"), such Shares being registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal executive offices of the Issuer is Highway 412 West, Tontitown, Arkansas 72770.

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this Schedule are Matthew T. Moroun and Norman E. Harned.

           Matthew T. Moroun's present business address is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is an employee and director of Liberty Bell Agency, Inc., an insurance services and claims adjustment company based in Sterling Heights, Michigan. Mr. Moroun is also a director of CenTra, Inc., a transportation holding company based in Warren, Michigan, and a director of the Issuer, P.A.M. Transportation Services, Inc.

           During the last five years, Mr. Moroun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moroun is a citizen of the United States.

           Norman E. Harned's present business address is 12225 Stephens Road, Warren, Michigan 48089. Mr. Harned is Vice President and Treasurer of CenTra, Inc., a transportation holding company based in Warren, Michigan.

           During the last five years, Mr. Harned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Harned is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On February 14, 1990, MJM First Limited Partnership, a Michigan limited partnership ("MJM"), purchased 2,510,713 shares of the Issuer's Common Stock from another shareholder of the Issuer. On the same date, Central Transport, Inc., a trucking company based in Warren, Michigan, purchased (i) 2,000,000 shares of preferred stock of the Issuer and (ii) warrants to purchase 3,092,000 shares of Common Stock of the Issuer ("Warrants"). Central Transport then immediately sold the Warrants to MJM. MJM's General Partner was previously a corporation with respect to which Matthew T. Moroun had no control, and was not an officer or director. There is now a new General Partner of MJM, which is a corporation named 5973 Corp., which corporation is owned and controlled by Matthew T. Moroun.

           On December 23, 1996, MJM transferred the Warrants to Matthew T. Moroun. Mr. Moroun then transferred the Warrants to a Grantor Trust for Matthew
T. Moroun and DuraRock Underwriters, Ltd., a reinsurance company ("Grantor Trust"). Mr. Moroun is a trustee and beneficiary of the Grantor Trust and Mr. Moroun also owns and controls DuraRock Underwriters, Ltd. Mr. Harned is a trustee of the Grantor Trust. On December 30, 1996, the Grantor Trust exercised the Warrants at an exercise price of $1.50 per share and purchased all of the shares underlying the Warrants for cash. The source of funds was cash on hand.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           The purpose of the acquisition by MJM of its original interest in the Common Stock of the Issuer and the warrants was both for investment purposes and to exercise influence and control over the management and operations of the Issuer. Likewise, Mr. Moroun, who is a director of the Issuer, beneficially owns the Common Stock of the Issuer reported hereunder and holds such shares for investment purposes and to exercise influence and control over the management and operations of the Issuer. No other acquisitions or dispositions of Common Stock of the Issuer by Mr. Moroun are presently contemplated. See also Item 3.

           Mr. Harned is a trustee with Mr. Moroun of the Grantor Trust and shares voting and investment powers with respect to the shares of Common Stock of the Issuer owned by the Grantor Trust. The shares are held in the Trust for investment purposes and to exercise influence and control over the management and operations of the Issuer.

           Except as set forth in this Item 4., the reporting persons filing this Schedule have no present plans or proposals with respect to the Issuer that relate to or would result in (a) the acquisition or disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization, or liquidation; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies (although the reporting persons may cause future changes in the composition of the Board through the addition of new members); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Charter, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) Mr. Moroun beneficially owns an aggregate of 5,607,713 shares or 68.9% of the Common Stock of the Issuer, including non-qualified stock options to purchase 5,000 shares. Of this amount, 2,510,713 shares are held of record by MJM, the General Partner of which is owned and controlled by Mr. Moroun, and 3,092,000 shares are held of record by the Grantor Trust, with respect to which Mr. Moroun is a trustee and beneficiary.

           Mr. Harned beneficially owns an aggregate of 3,092,000 shares or 38.0% of the Common Stock of the Issuer, which are held of record by the Grantor Trust, with respect to which Mr. Harned is a trustee.

           (b) Matthew T. Moroun has sole voting and dispositive powers with respect to 2,515,713 shares of Common Stock of the Issuer, including non-qualified stock options to purchase 5,000 shares. Mr. Moroun and Mr. Harned share voting and dispositive powers with respect to the 3,092,000 shares of Common Stock of the Issuer held by the Grantor Trust.

           (c) On December 23, 1996, MJM transferred the Warrants to purchase 3,092,000 shares of Common Stock of the Issuer to Matthew T. Moroun, who then transferred the Warrants to the Grantor Trust. These transactions were effected for no consideration. On December 30, 1996, the Grantor Trust exercised the Warrants at an exercise price of $1.50 per share.

           (d)  Not applicable.

           (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibits are filed with this report:

                                  I - Joint Filing Agreement

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1997                           /s/ Matthew T. Moroun
                                                  -----------------------
                                                  Matthew T. Moroun

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 1997                            /s/ Norman E. Harned
                                                  ----------------------
                                                  Norman E. Harned, as Trustee

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common Stock of P.A.M. Transportation Services, Inc., a Delaware corporation, and further agree to this Joint Filing Agreement being included as an exhibit to such Schedule.

           IN WITNESS WHEREOF, the undersigned, being duly authorized, hereby execute this Agreement this 14th day of January, 1997.


                                          /s/ Matthew T. Moroun
                                          -------------------------------------
                                          Matthew T. Moroun

                                          /s/ Norman E. Harned
                                          -------------------------------------
                                          Norman E. Harned, as Trustee